Contact

www.linkedin.com/in/pjtezza
(LinkedIn)

Top Skills

Software Engineering
Linux
Enterprise Software

P.J. Tezza

CEO at ModVans
Ventura

Summary

• 20+ years experience in start-up and early stage technology companies
• Extensive track record of successful teams, products and consulting engagements
• Extensive, hands-on technical skills
• Hires, mentors and inspires empowered, highly productive software engineering teams
• Iteratively implements Agile and other SDLC best practices to improve quality and track and predict feature delivery
• Works directly with customers to solve challenging design, support and scalability issues
• Works directly with sales to creatively address sales opportunities
• Organizes, prioritizes and schedules feature backlogs with input from customers, support and product management
• Negotiates and coordinates across multiple engineering teams and departments

Experience

ModVans
CEO
October 2017 - Present (4 years 9 months)
Greater Los Angeles Area

Find My Path
CTO
2015 - June 2017 (2 years)
San Francisco Bay Area

Type of Business: Sass application to help students with all aspects to obtain a fun and exciting career. Allows parents, counselors, teachers, mentors and businesses help students obtain their goals.

Summary:

• Recruited and worked with co-founders, directors and advisers to establish business
• Performed on-the-street usability studies
• Presented to Venture Capitalists
• Presented at Trade Shows
• Developing website and SPA web application

Jibebuy
CEO
2013 - January 2017 (4 years)
San Francisco Bay Area

Type of Business: Social network for collaborative shopping / marketing data collection and analytics

Summary:
• Recruited and worked with co-founders, directors and advisers to establish business
• Performed on-the-street usability studies
• Presented to Venture Capitalists
• Presented at Trade Shows
• Recruited and mentored marketing and engineering interns and employees
• Developed websites, SPA web applications, browser extensions, bookmarklet and mobile apps for iOS and Android

Tripwire
Engineering Manager / Consultant
2009 - June 2016 (7 years)
San Francisco Bay Area

Type of Business: Software, cloud services and hardware appliances for automated network security and compliance auditing

Summary:
• Recruited by VP of Engineering to solve design, development and scalability challenges for enterprise customers
• Engineering manager for enterprise data collection and reporting products
• Extensive, growth mode startup hiring
• Special engineering liaison and primary consultant for large government and enterprise customers (PG&E, PayPal, Safeway, Swisscom, Federal Reserve, FDIC, etc.)

• Team selected multiple times to work with VP of Engineering on special planning projects
• Inspired teams to take ownership of design and quality issues and partner with support to satisfy customers
• Led the adoption and customization of Agile and Agile coaching to match company culture and meet business goals
• Team reduced customer reported bug count of legacy product to 0 while continuing to add new features and deliver quarterly releases on time
Team led development of new shared data warehouse based reporting product to dramatically improve performance
• Team led development of new shared development stack (Linux, Apache, Python, Django and PostgreSQL) and
developed the first shared component based on the stack (nCircle Support Center)

Teztech
Co-founder
2003 - 2009 (6 years)

Type of Business: Technology Consultancy, Commercial Web Site/Application Development and Hosting

Summary:
• Organized and managed multiple development teams across a wide range of product types
• Worked directly with customers to iteratively design and develop desktop and web applications
• Designed and deployed multiple co-located, high-availability cloud based web applications

Key Projects: Search Engine Commando (desktop software – www.topdog.com), web based training system for hazardous materials shipping, multiple real estate web sites, multiple online e-commerce stores, an online lottery, design and development of commercial cloud/hosting infrastructure

Digital Agent
Co-founder
2000 - 2003 (3 years)

Type of Business: Internet Service Provider (ISP), CLEC (phone company) and Technology Consultancy

Responsibilities: Co-founder, support manager, engineering manager, lead architect, lead programmer

Key Projects: Designed and built multiple data centers, designed multiple WAN networks, designed multiple VOIP systems, developed software and internal procedures to automate and standardize ISP processes.

Exemplar Software Coporation
Founder
1996 - 2000 (4 years)

Type of Business: Packaged software (email utilities, programmer tools) – business sold in 2000

Responsibilities: Founder, sales manager, support manager, engineering manager, lead architected, lead developer

3C Software
VP of Engineering
1988 - 1996 (8 years)

Type of Business: Software for manufacturing cost modeling and estimation

Responsibilities: Co-founder, support manager, engineering manager, lead architect, lead programmer

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Education

Georgia State University
Bachelor of Science, Physics